SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

ICONIX BRAND GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

451055 10 7

(CUSIP Number)

ROBERT MITTMAN, ESQ.

BLANK ROME LLP

405 LEXINGTON AVENUE

NEW YORK, NY 10174

(212) 885-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

OCTOBER 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240 13d-1(f) or 240 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

SCHEDULE 13D

CUSIP No. 451055 10 7	Page 2 of 4 Pages

1	Names of reporting persons NEIL COLE
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,945,167
	8	Shared voting power 0
	9	Sole dispositive power 1,945,167
	10	Shared dispositive power 0
11

Aggregate amount beneficially owned by each reporting person

1,945,167 (includes (i) 1,181,614 shares of common stock underlying restricted stock units that vested on 12.31.2008, the delivery of which the reporting person has agreed to defer and (ii) 10,000 shares of common stock owned by one of Mr. Cole’s children.)

12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 4%
14	Type of reporting person* IN

Page 2 of 4 Pages

This Amendment No. 9 amends and supplements the Schedule 13D, as previously amended, heretofore filed by Neil Cole (the “Reporting Person”) with the Securities and Exchange Commission with respect to the shares of common stock of Iconix Brand Group, Inc. (“Iconix Common Stock”) as follows:

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

Beneficial ownership is calculated based upon 47,975,556 shares of Iconix Common Stock outstanding on November 4, 2014.

As of the date of this Amendment No. 9, the Reporting Person beneficially owned 1,945,167 shares of Iconix Common Stock, representing 4% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of Iconix Common Stock. Said securities consist of (i) 1,181,614 shares of common stock underlying restricted common stock units that have vested, but the delivery of which Mr. Cole has agreed to defer and (ii) 10,000 shares beneficially owned by the Reporting Person which the Reporting Person placed in a custodial account for the benefit of his children. The beneficial ownership of Iconix Common Stock by the Reporting Person does not include any shares held in the Company’s 401(K) Savings Plan for the account of the Reporting Person (over which the Reporting Person has neither the right to vote nor the right to dispose) or certain restricted stock units and performance stock units previously granted to the Reporting Person that have not vested.

(c) As previously reported by the Reporting Person in a Form 4 filed with the SEC prior to the date hereof, on October 31, 2014 the Reporting Person exercised 1,000,000 shares of Iconix Common Stock underlying options and sold all of such shares at a price of $39.51 per share.

(e) Effective October 31, 2014, the Reporting Person ceased to be the beneficial owner of more than 5% of Iconix Common Stock.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2014

/s/ Neil Cole
NEIL COLE

Page 4 of 4 Pages